UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment #1

Under the Securities Exchange Act of 1934

NANO MASK, INC.

____________________________________________________________________________________

(Name of Issuer)

Common Stock, $.001 par value

____________________________________________________________________________________

(Title of Class of Securities)

63009L102

_______________________________________________________

(CUSIP Number)

John C Thompson, Esq, 1371 E 2100 S #202, Salt Lake City, UT 84105  801-363-4854

____________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

1/5/2012

______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . [__]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63009L102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Marc L Kahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) [__]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICALLY OWNNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,691,571
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,691,571
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,691,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.76%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Schedule 13D amendment is filed with respect to shares of common stock, $.001 par value ("Common Stock"), of Nano Mask, Inc. (the "Company"). The address of the Company is 50 West Liberty Street, Suite 880, Reno, Nevada.

Item 2. Identity and Background

This Schedule 13D amendment is being filed on behalf of Marc L Kahn (“Kahn”), 1575 Applelane, Bloomfield Township, Michigan. Kahn is a radiologist and owner of MLK Imaging, 1575 Applelane, Bloomfield Township, Michigan, and is also Chief Medical Officer of Nano Mask, Inc., a medical products company, 50 West Liberty Street, Suite 880, Reno, Nevada. Kahn has not, during the last five years, been convicted in a criminal proceeding. Kahn has not, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Suydam is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

In fiscal 2011, Kahn has acquired some shares of the Company in the open market and through a private placement with personal funds, has acquired some shares of the Company through conversion of debt owed to him by the Company, and has accepted shares as compensation for his services as an officer.

Item 4. Purpose of Transaction

The acquisitions of common stock and warrants to which this statement relates have been made for investment purposes and in lieu of cash consideration for employment. Kahn, as Chief Medical Officer of the Company, has accepted 2,565,302 shares of restricted common stock as compensation for employment for fiscal 2011, with an additional 208,333 shares awarded to him as bonus compensation. In February 2011, Kahn received 805,555 shares for conversion of outstanding loans to the Company.  In July 2011, Kahn received an additional 928,570 for conversion of outstanding loans. In April, Kahn purchased 79,416 shares of common stock in the market. In October 2011, Kahn purchased 98,000 shares of common stock in the market and an additional 400,000 shares from the Company in a private placement. Kahn has no present plans or intent to make proposals which relate to or would result in any action enumerated from subparagraph (a) through subparagraph (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

Kahn is deemed beneficial owner of 11,691,571shares of Common Stock. Based on the 84,442,347 shares of Common Stock outstanding as of January 12, 2012, as reported to the Reporting Person by the Company, and assuming the exercise of his warrants, Kahn’s deemed beneficial holdings represent 13.76% of the Company’s Common Stock.

(b)	Kahn has sole power to vote or to direct the vote or to dispose or to direct the disposition of the 11,691,571shares of Common Stock.
(c)

Kahn, as Chief Medical Officer of the Company, has accepted 2,565,302 shares (740,740 at $.027 per share, 714,285 at $.028 per share, 465,116 at $.043 per share, and 645,161 at $.031 per share) of restricted common stock as compensation for employment for fiscal 2011, with an additional 208,333 shares at $.032 per share awarded to him as bonus compensation. In February 2011, Kahn received 805,555 shares at $.036 per share for conversion of outstanding loans to the Company.  In July 2011, Kahn received an additional 928,570 at $.028 per share for conversion of outstanding loans. In April, Kahn purchased 79,416 shares of common stock (35,000 at $.02 per share and 44,416 at $.03 per share) in the market. In October 2011, Kahn purchased 98,000 shares of common stock in the market at $.055 per share and an additional 400,000 shares from the Company at $.025 in a private placement. Other than the two market purchases, all of these shares were obtained directly from the Company.

(d)	No person other than Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Kahn and any person with respect to any securities of the Company.

Item 7. Materials to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2012	/s/ Marc L. Kahn
Marc L. Kahn